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                            January 29, 2021

       Brian Coe
       Chief Executive Officer
       Talis Biomedical Corporation
       230 Constitution Drive
       Menlo Park, CA 94025

                                                        Re: Talis Biomedical
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed January 22,
2021
                                                            File No. 333-252360

       Dear Mr. Coe:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2021 letter.

       Registration Statement on Form S-1 filed January 22, 2021

       Talis One tests, page 126

   1. We note your response to prior comment 2 and reissue. Please revise the Overview section of the
Prospectus Summary to clearly disclose that your initial focus was on women's health and
sexually transmitted infections and that you postponed development of that program to
focus on a COVID-19 test. Alternatively, tell us why this information does not warrant
summary level disclosure.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brian Coe
Talis Biomedical Corporation
January 29, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameBrian Coe
                                                           Division of
Corporation Finance
Comapany NameTalis Biomedical Corporation
                                                           Office of Life
Sciences
January 29, 2021 Page 2
cc:       Karen E. Deschaine, Esq.
FirstName LastName